TANZANIAN GOLD

CORPORATION

CONNECTICUT OFFICE:VANCOUVER OFFICE:

PO Box 577 #202, 5626 Larch Street

Sherman, CT Vancouver, BC

U.S.A. 06784 Canada V6M 4E1

Phone: 1.844.364.1830 Toll Free: 1.844.364.1830

Fax: 1.860.799.0350

www.tangoldcorp.com

Tanzanian Gold Announces Filing of Form F-3 Shelf Registration Statement

Vancouver, November 20, 2020 (GLOBENEWSWIRE) – Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company”) announces that it has filed a "universal shelf" registration statement on Form F-3 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) for the registration of common shares, warrants, debt securities or units consisting of the foregoing securities (collectively, the "Securities").

If the Registration Statement is declared effective by the SEC, up to US$25.0 Million of Securities may be offered, separately or together, from time to time and in one or more offerings. The terms of any such offering, including the specific terms and prices of the Securities, will be determined at the time of such offering and be made solely by means of the prospectus included in the Registration Statement and any prospectus supplement that may be filed with the SEC relating to such offering.

The Registration Statement has been filed with the SEC but has not yet become effective. The Securities may not be sold, nor may offers to buy the Securities be accepted, prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Securities in any state  or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation is building a significant gold project at the Buckreef site in Tanzania that is based on an expanded resource base and the treatment of its mineable reserves in two stand alone plants. An ongoing drill program has, to date, more than doubled the size of Measured and Indicated Resources to 2.036 million ounces. Exploration mining targets determined in accordance with NI 43-101 have the potential to add up to another 2 million ounces. The Company commenced production from oxides in June 2020 at a new oxide plant and is now anticipating government approval for an expanded oxide plant to the level of 40tph.

Tanzanian Gold is advancing on three value-creation tracks:

1.Strengthening its balance sheet from expanding near-term production of gold to the range of 15,000 oz. -20,000 oz. of gold production per year from processing oxides;

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled, targeting annual gold production of 150,000 to 175,000 oz.; and

3.Continuing with a drilling program to further test the potential of its resource base by: (i) drilling at ultra-deep levels; (ii) drilling new oxide targets; (iii) infill drilling to upgrade ounces currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Respectfully Submitted,

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

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Forward-Looking and Cautionary Statements

This news release includes certain forward-looking statements concerning the Registeration Statement, the Company’s business, as well as management’s objectives, strategies, beliefs and intentions. Forward looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, the effectiveness and feasibility of mineral resource extraction processes, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon. We assume no obligation to revise or update these forward-looking statements except as required by applicable law.

The Toronto Stock Exchange and NYSE American LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release